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                              May 21, 2021

       Richard S. Kollender
       President & Chief Financial Officer
       Strongbridge Biopharma plc
       900 Northbrook Drive, Suite 200
       Trevose, PA 19053

                                                        Re: Strongbridge
Biopharma plc
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed March 3, 2021
                                                            File No. 001-37569

       Dear Mr. Kollender:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis, page 52
       Results of Operations, page 56

   1. We note your disclosure on page 54 that "We recognize costs for each grant project, preclinical study or
clinical trial that we conduct based on our evaluation of the progress to completion,
including the use of information and data provided to us by our external research and
development vendors and clinical sites." Further, you disclose that "We do not allocate
personnel-related research and development costs, including stock-based compensation or other
indirect costs, to specific programs, as they are deployed across multiple projects under
development." Tell us whether you track your external research and development costs
by product candidate. If so, please revise your future filings to provide a breakdown
of your costs by product candidate for each period presented. To the extent the
information is not known, revise your future filings to disclose that fact.
 Richard S. Kollender
Strongbridge Biopharma plc
May 21, 2021
Page 2
2. You state on page 56 that product sales from Keveyis increased "primarily due to an increase in the number of patients on Keveyis and an increase in price." Please revise your future filings to disclose the extent to which each factor has contributed to the change in revenues if known. Refer to Item 303(a)(3)(iii) of Regulation S-K.
3. You also disclose on page 56 that cost of sales decreased due to "changes in the assumptions underlying the allocation between the purchase price of our inventory and the supply agreement." Please explain to us and revise your future filings to more clearly disclose the underlying factors and to disclose how such changes in assumptions resulted in a 42% decrease in cost of sales during 2020 when there was an increase in sales of the same percentage. We note the same reason is provided in each of the interim periods ended June 30, 2020, September 30, 2020 and March 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.



FirstName LastNameRichard S. Kollender                        Sincerely,
Comapany NameStrongbridge Biopharma plc
                                                              Division of
Corporation Finance
May 21, 2021 Page 2                                           Office of Life
Sciences
FirstName LastName